Exhibit 99.2
PRESS RELEASE
Aspen Announces Redemption of 5.95% Fixed-to-Floating Rate Perpetual Non-Cumulative Preference Shares
Hamilton, Bermuda—November 29, 2024—Aspen Insurance Holdings Limited (“Aspen” or the “Company”) announced today that it has decided to call all 11,000,000 of its outstanding 5.95% Fixed-to-Floating Rate Perpetual Non-Cumulative Preference Shares (NYSE: AHLPRC; CUSIP: G05384154) (the “Preference Shares”) for redemption on January 1, 2025 (the “Redemption Date”). The redemption price will be US$25.00 per Preference Share (the “Redemption Price”), representing an aggregate amount of US$275,000,000. The Redemption Price will be paid on January 2, 2025, which is the next business day following the Redemption Date. Since the Redemption Date is also a dividend payment date, the Redemption Price does not include any declared and unpaid dividends. Declared dividends of US$0.6196 per Preference Share, which were previously declared by Aspen’s Board of Directors, for the full current quarterly dividend period from and including October 1, 2024, to but excluding January 1, 2025, will be paid separately in the customary manner on January 2, 2025 to holders of record at the close of business on December 15, 2024. On and after the Redemption Date, the Preference Shares so redeemed will no longer be deemed to be outstanding, dividends on such Preference Shares will cease to accumulate and all rights of the holders of such Preference Shares will cease, except for the right to receive the Redemption Price.
The Company will use the net proceeds from its previously announced offering of depositary shares, each representing a 1/1,000th interest in a share of its 7.00% Perpetual Non-Cumulative Preference Shares, which closed on November 26, 2024, as well as general corporate funds, to redeem the Preference Shares.
The notice of redemption specifying the terms and procedures for the redemption (the “Redemption Notice”) has been mailed to holders of record of the Preference Shares today. Requests for additional copies of the Redemption Notice should be directed to:
Computershare, Inc.
Attention: Corporate Actions Department
150 Royall Street / Suite 101
Canton, Massachusetts 02021
Telephone: (800) 546-5141
This press release does not constitute a Redemption Notice under the certificate of designation governing the Preference Shares and is qualified in its entirety by reference to the Redemption Notice issued by the Company.

About Aspen Insurance Holdings Limited
Aspen provides insurance and reinsurance coverage to clients in various domestic and global markets through wholly-owned operating subsidiaries in Bermuda, the United States and the United Kingdom, as well as its branch operations in Canada, Singapore and Switzerland. For the year ended December 31, 2023, Aspen reported US$15.2 billion in total assets, US$7.8 billion in gross loss reserves, US$2.9 billion in total shareholders’ equity and US$4.0 billion in gross written premiums. Aspen's operating subsidiaries have been assigned a rating of “A-” by Standard & Poor’s Financial Services LLC and an “A” (“Excellent”) by A.M. Best Company Inc.
Cautionary Statement Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which include, but are not limited to, statements related to the Company’s expectations regarding the redemption of the Preference Shares, and are made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that do not relate solely to historical or current facts. In particular, statements that use the words such as “believe,” “anticipate,” “expect,” “assume,” “objective,” “target,” “plan,” “estimate,” “project,” “seek,” “will,” “may,” “aim,” “likely,” “continue,” “intend,” “guidance,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “predict,” “potential,” “on track” or their negatives or variations and similar terminology and words of similar import generally involve forward-looking statements. These statements reflect the Company’s current views with respect to future events and because the Company’s business is subject to numerous risks, uncertainties and other factors, the Company’s actual results could differ materially from those anticipated in the forward-looking statements.
All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in these statements. For a description of uncertainties and other factors that could impact the forward-looking statements in this press release, please see the “Risk Factors” section in Aspen’s Annual Report on Form 20-F for the year ended December 31, 2023 as filed with the U.S. Securities and Exchange Commission.
The inclusion of forward-looking statements in this press release or any other communication should not be considered as a representation by Aspen that current plans or expectations will be achieved. Aspen undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.
For Further Information:
Media
Jo Scott
Head of Corporate Communications
Jo. Scott@aspen.co
+44 7843 060406